

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 7010

November 5, 2007

Via U.S. mail

Larry Taylor, President and Director
Coastal Pacific Mining Corp.
927 Drury Avenue N.E.,
Calgary, Alberta T2E 0M3
Canada

> **Re: Coastal Pacific Mining Corp.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed October 23, 2007**
> **File No. 333-145707**

Dear Mr. Taylor:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 3

1.   We note your updated disclosure in response to our comments 1 through 5 and note Exhibit 10.3 to your registration statement. Please revise your disclosure to indicate that Mr. Stevens was the owner of the Violet East Claim when he visited the site in September 2005 and that you purchased the claim from Mr. Stevens in 2007. Please also indicate that Mr. Stevens is an officer and director

of the Company. Further, please explain how management had Mr. Stevens undertake a site visit in September 2005 when your company was not incorporated until March 27, 2007. Finally, please make corresponding revisions to risk factor 17 on page 11.

Risk Factors

"If we lose the services of any of our management team…," page 9

2.   We note our previous comment 6 and reissue said comment. While you have added a risk factor on page 10 regarding the lack of technical training for Mr. Stevens, you have not modified the risk factor on page 9. Please revise this risk factor.

"We have note had the mining claims physically inspected…," page 11

3.   We note that you state that prospective investors must rely on the representations disclosed in a report that was not prepared for the Company. We remind you that you are responsible for the accuracy and completeness of all disclosure in your filings with the Commission. Please revise accordingly.

Exhibits

4.   We note your response to our previous comment 7. Please either provide a consent from Keewatin Engineering Inc. or delete any reference to the specific company or person who authored the Assessment Report.

Legal Opinion, Exhibit 5.1

5.   We note the revised legal opinion filed as exhibit 5.1 to your registration statement. We note that Gersten Savage LLP state that they acted as your "United States counsel". Therefore, an opinion from United States counsel on the laws of Alberta, Canada is not acceptable. Please revise the legal opinion or provide a legal opinion from counsel who can opine on the laws of Alberta, Canada.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Madison at (202) 551-3296 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Madison

<u>Via Facsimile</u>
Peter J. Gennuso, Esq.
(212) 980-5192